SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34346

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 30, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on August 24, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AIP Macro Registered Fund A [File No. 811-22682]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 17, 2019, August 28, 2019, December 20, 2019, April 2, 2020, and July1, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $67,000 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $67,000 for the purpose of paying outstanding accrued liabilities.

Filing Dates: The application was filed on October 14, 2020 and amended on July 27, 2021.

Applicant's Address: Jonathan.Gaines@dechert.com.

BNY Mellon Growth and Income Fund, Inc. [File No. 811-06474]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nationwide Dynamic U.S. Growth Fund, a series of Nationwide Mutual Funds, and on December 11, 2019 made a final distribution to its shareholders. Expenses of $199,671.76 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on April 5, 2021 and amended on June 9, 2021, July 16, 2021, and July 22, 2021.

Applicant's Address: peter.sullivan@bnymellon.com.

FSI Low Beta Absolute Return Fund [811-22595]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has six beneficial owners and will continue to operate as a private investment fund in reliance on Section 3(c)(1) of the Act.

Filing Dates: The application was filed on May 14, 2021 and amended on July 27, 2021.

Applicant's Address: tsheehan@bernsteinshur.com.

Variable Account J of Lincoln Life Assurance Co of Boston [File No. 811-08269]

Summary: Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant is not making and does not presently propose to make a public offering of its securities, and will continue to operate in reliance on section 3(c)(1) of the 1940 Act.

Filing Dates: The application was filed on February 16, 2021 and amended on July 8, 2021.

Applicant's Address: Brad.Rodgers@protective.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary

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